UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                (Amendment No. 7)

                    Under the Securities Exchange Act of 1934

                                   ADECCO S.A.
                                   -----------
                                (Name of Issuer)

                  REGISTERED SHARES, NOMINAL CHF 1.00 PER SHARE
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    H0036T106
                                    ---------
                                 (CUSIP Number)

                               Dr. Andreas Jacobs
                                  KJ Jacobs AG
                                 Seefeldquai 17
                                Postfach CH-8034
                               Zurich, Switzerland
                                 +41 1 388 61 61
             -----------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)



                                  June 29, 2004
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /__/.

                                  SCHEDULE 13D

-------------------------------------
CUSIP No. H0036T106
-------------------------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          KJ Jacobs AG
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  /__/
                                                                   (b)  /__/
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          N/A
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Switzerland
--------- ----------------------------------------------------------------------
------------------------------------------ -------- ----------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY     7        SOLE VOTING POWER
EACH REPORTING PERSON WITH                          21,961,710
                                           -------- ----------------------------
                                           -------- ----------------------------
                                           8        SHARED VOTING POWER

                                           -------- ----------------------------
                                           -------- ----------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    21,961,710
                                           -------- ----------------------------
                                           -------- ----------------------------
                                           10       SHARED DISPOSITIVE POWER

------------------------------------------ -------- ----------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          21,961,710
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                /__/
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.8%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

          This Schedule 13D (Amendment No. 7) is filed on behalf of KJ Jacobs AG (formerly known as Jacobs AG) relating to the registered shares, CHF 1.00 each, (the "Shares") of Adecco S.A. (the "Issuer") to amend and supplement Schedule 13D (Amendment No. 6) filed on January 5, 2004.

Item 1.   Security and Issuer

          No change.

Item 2.   Identity and Background

          (a) - (c), (f): This statement is being filed by KJ Jacobs AG. KJ Jacobs AG is a corporation organized under the laws of Switzerland whose principal business is to act as a holding company. The address of the principal office of KJ Jacobs AG is Seefeldquai 17, Postfach, 8034 Zurich, Switzerland.

          The share capital of KJ Jacobs AG is comprised of two classes of shares: (i) "Partizipationsscheine" which carry all dividend and other economic rights in KJ Jacobs AG, including, but not limited to, any proceeds from the dissolution of KJ Jacobs AG, and (ii) "Namenaktien" which carry all the voting rights in KJ Jacobs AG and no economic rights. All "Partizipationsscheine" are held by the "Jacobs Foundation", a charitable foundation organized under the laws of Switzerland. The Jacobs Familienrat, a non-profit association organized under the laws of Switzerland, holds 89.9% of the voting rights attached to the "Namenaktien" and the "Jacobs Foundation" holds the remaining 10.1%. The president of the Jacobs Familienrat is, at present, Klaus J. Jacobs who was also elected co-chairman of the board of the Issuer on June 29, 2004.

          Klaus J. Jacobs donated his entire shareholding in KJ Jacobs AG, constituting 100% of its share capital, to the charitable Jacobs Foundation and the Jacobs Familienrat, respectively, on October 26, 2001. The two classes of shares discussed above were created in 2001 before Klaus J. Jacobs transferred all of his shares in KJ Jacobs AG to these two entities.

          KJ Jacobs AG considers the Jacobs Familienrat a control person under the General Instruction C to Schedule 13D. However, KJ Jacobs AG believes that the Jacobs Familienrat has no control over investment and/or voting decisions of KJ Jacobs AG with respect to the Shares and the Jacobs Familienrat is not considered by KJ Jacobs AG as a beneficial owner of the Shares. Neither the Jacobs Foundation nor the Jacobs Familienrat has any other, direct or indirect, interest in the Shares.

          Listed on Schedule A and B attached hereto and incorporated herein by reference are the names of and certain information concerning the directors and executive officers of KJ Jacobs AG and the Jacobs Familienrat, respectively.

          (d)-(e): Neither KJ Jacobs AG nor the Jacobs Familienrat nor, to the best of their knowledge, any of the persons listed on Schedules A or B attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          No change.

Item 4.   Purpose of Transaction

          KJ Jacobs AG has acquired the shares beneficially owned by it for investment purposes. KJ Jacobs AG may, from time to time, make additional purchases of Shares either in the open market or in private transactions. Depending upon KJ Jacobs AG's evaluation of the Issuer's business, prospects and financial condition, the market for the Shares, other opportunities available to KJ Jacobs AG, general economic conditions, stock market conditions and other factors, KJ Jacobs AG may also decide to hold or dispose of all or part of their investment in the Shares.

          Except as described herein, KJ Jacobs AG has no present plan or proposal that relates to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of the Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a)-(b) KJ Jacobs AG. As of the date of this amendment, KJ Jacobs AG beneficially owns 21,961,710 Shares, or 11.8% of the share capital of the Issuer. KJ Jacobs AG has sole voting power and sole dispositive power as to all such Shares.

          Directors and Officers of KJ Jacobs AG. As of the date of this amendment, except for Rolando Benedick who owns 2,300 Shares, no director or officer of KJ Jacobs AG beneficially owns any Shares.

          Directors and Officers of the Jacobs Familienrat. As of the date of this amendment, the directors and officers of the Jacobs Familienrat do not beneficially own any Shares.

          (c) Within the past 60 days, KJ Jacobs AG effected no transactions with regard to the Shares, and within the past 60 days, there has been no transactions with regard to the Shares by any of the persons listed on Schedules A and Schedule B attached hereto.

          (d) See Item 2.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          No change.

Item 7.   Material to be Filed as Exhibits

          Not applicable.

                      [SIGNATURE APPEARS ON FOLLOWING PAGE]

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 2004



                                             KJ JACOBS AG



                                             By:     /s/ Andreas Jacobs
                                                --------------------------------
                                                Name:  Dr. Andreas Jacobs
                                                Title: Chairman of the Board

                                                                      SCHEDULE A
                                                                      ----------


          The following table sets forth the name, present principal occupation or employment of each director and each executive officer of KJ Jacobs AG.

                                                             Principal Occupation or
                                                             Employment and the Name,
                                                             Principal Business and Address
                                                             of Organization in which such
Name                         Residence or Business Address   Employment is Conducted           Citizenship
---------------------------- ------------------------------- --------------------------------- ----------------

Andreas Jacobs               Seefeldquai 17                  N/A                               German
(chairman of the board)       8034 Zurich
                             Switzerland

Rolando Benedick             Waldstrasse 16                  Chairman of the Board,            Swiss
(board member)               4144 Arlesheim                  Manor AG
                             Switzerland                     (retail)
                                                             Rebgasse 34
                                                             4058 Basel
                                                             Switzerland

Conrad Meyer                 Hasenburg 2                     Full Professor,                   Swiss
(board member)               8627 Gruningen                  Zurich University
                             Switzerland                     Plattenstrasse 14
                                                             8032 Zurich
                                                             Switzerland

Markus Fiechter              Seefeldquai 17                  CEO, KJ Jacobs AG                 Swiss
                             8034 Zurich
                             Switzerland

Daniel Pfister               Seefeldquai 17                  CFO, KJ Jacobs AG                 Swiss
                             8034 Zurich
                             Switzerland


                                                                      SCHEDULE B
                                                                      ----------

          The following table sets forth the name, present principal occupation or employment of the president, and if applicable, each director and each executive officer of the Jacobs Familienrat. Currently, Klaus J. Jacobs serves as the president of the Jacobs Familienrat. There are no other directors or executive officers.

                                                             Principal Occupation or
                                                             Employment and the Name,
                                                             Principal Business and Address
                                                             of Organization in which such
Name                         Residence or Business Address   Employment is Conducted           Citizenship
---------------------------- ------------------------------- --------------------------------- ----------------
Klaus J. Jacobs              Newsells Park                   N/A                               Swiss
(president)                  Barkway
                             Royston SG8 8DA
                             United Kingdom

